FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement made today by Hang Seng Bank, a 62.14 per cent owned subsidiary of HSBC Holdings plc.

2 November 2009

HANG SENG BANK
THIRD INTERIM DIVIDEND FOR 2009

The Board of Directors of Hang Seng Bank Limited (the 'Bank') today declared a third interim dividend in respect of the year ending 31 December 2009 of HK$1.10 per share, which will be payable on Wednesday, 2 December 2009, to shareholders whose names appear on the Register of Shareholders of the Bank on Tuesday, 17 November 2009.

The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year of the Bank.

The results for the year ending 31 December 2009 will be announced on Monday, 1 March 2010. It is intended that any fourth interim dividend for 2009 that is announced on that date would be payable on Wednesday, 31 March 2010 to shareholders whose names appear on the Register of Shareholders of the Bank on Tuesday, 16 March 2010.

REGISTER OF SHAREHOLDERS

The Register of Shareholders of the Bank will be closed for one day on Tuesday, 17 November 2009, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2009, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 pm on Monday, 16 November 2009. Shares of the Bank will be traded ex-dividend as from Friday, 13 November 2009.

By Order of the Board
C C Li
Secretary

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Media enquiries to Brendan McNamara on +44 (0)20 7991 0655 or at
 brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 02 November, 2009